UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 302**

(CUSIP Number)

Alexandre Jereissati Legey, Vice President

LF Tel S.A.,

Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070

São Paulo, SP, Brazil.

Tel: +55 11 3137-6977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22 , 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 302

1.	Name of Reporting Person Jereissati Telecom S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,054,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,054,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,054,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 302

1.	Name of Reporting Person Sayed RJ Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,054,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,054,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,054,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 302

1.	Name of Reporting Person EDSP75 Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,054,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,054,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,054,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 302

1.	Name of Reporting Person LF Tel S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,054,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,054,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,054,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) CO; HC

Preliminary Statement

This Amendment No. 6 to Schedule 13D (this “Amendment”) filed by Jereissati Telecom S.A. (“Jereissati Telecom”), Sayed RJ Participações S.A. (“Sayed”), EDSP75 Participações S.A. (“EDSP75”) and LF Tel S.A. (“LF Tel”) (collectively, the “Reporting Persons”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 29, 2012 (the “Initial 13D”) by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on May 2, 2012 by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on October 8, 2013 by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on February 27, 2014 by Jereissati Telecom, EDSP75 and LF Tel, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”,) filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom, Sayed, EDSP75 and LF Tel, as amended by Amendment No. 5 to Schedule 15D (“Amendment No. 5”, the Initial 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on April 16, 2015 by Jereissati Telecom, Sayed, EDSP75 and LF Tel, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 and Amendment No.5.

On July 22, 2015, the board of directors of Oi acting at a meeting approved, among other matters:

•	the execution of the Protocol of Merger and Instrument of Justification (Protocolo e Justificação da Incorporação) relating to the merger of TmarPart into Oi (the “Merger”);

•	the submission for approval to the shareholders of Oi of proposed amendments to Oi’s bylaws (the “New Bylaws”);

•	the submission for approval to the shareholders of Oi of the election of a new board of directors (the “New Board”);

•	the voluntary exchange of preferred shares of Oi into common shares, at the option of the preferred shareholders (the “Voluntary Share Exchange”); and

•	the call of the Extraordinary Shareholders’ Meeting of Oi to consider and vote on, among other matters, the proposal for the Merger, the adoption of the New Bylaws and the election of the New Board.

The fiscal councils of Oi and TmarPart issued favorable opinions regarding the Merger in meetings held on July 9, 2015 and July 15, 2015, respectively.

Pursuant to the Voluntary Share Exchange, Oi’s preferred shares would be exchanged for Common Shares at the option of the preferred shareholders at an exchange rate of 0.9211 Common Shares for each Oi preferred share. The Voluntary Share Exchange requires that the holders of at least two-thirds of Oi’s preferred shares (excluding treasury shares) agree to exchange their preferred shares for Common Shares within a period of 30 days commencing after the Extraordinary Shareholders’ Meeting of Oi at which the opening of the period for the exchange is approved.

On July 22, 2015, (1) the parties to the Global Shareholders’ Agreement executed the second amendment to the termination of the Global Shareholders’ Agreement (the “Second Amendment to the Termination of the Global Shareholders’ Agreement”), and (2) the parties to the Control Group Shareholders’ Agreement executed the second amendment to the termination of the Control Group Shareholders’ Agreement (the “Second Amendment to the Termination of the Control Group Shareholders’ Agreement”, and together with the Second Amendment to the Termination of the Global Shareholders’ Agreement, the “Second Amendments to the Termination Agreements”). The Second Amendments to the Termination Agreements are described in Item 4.

The Reporting Persons are filing this Amendment to revise information previously reported in light of the Second Amendments to the Termination Agreements and approval by the board of directors of Oi of the proposed Voluntary Exchange, which will commence after the Extraordinary Shareholders’ Meeting of Oi at which the opening of the period for the exchange is approved.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

On July 22, 2015, the board of directors of Oi acting at a meeting approved, among other matters:

•	the execution of the Protocol of Merger and Instrument of Justification (Protocolo e Justificação da Incorporação) relating to the Merger;

•	the submission for approval to the shareholders of Oi of the New Bylaws;

•	the submission for approval to the shareholders of Oi of the election of a New Board;

•	the Voluntary Share Exchange; and

•	the call of the Extraordinary Shareholders’ Meeting of Oi to consider and vote on, among other matters, the proposal for the Merger, the adoption of the New Bylaws and the election of the New Board.

The fiscal councils of Oi and TmarPart issued favorable opinions regarding the Merger in meetings held on July 9, 2015 and July 15, 2015, respectively.

The Merger is part of a number of transactions intended to simplify the ownership of Oi (the “Corporate Ownership Simplification”). The Merger will cause:

•	A transfer of net assets of TmarPart, valued at R$122,411,986.41, into the shareholders’ equity of Oi without causing a dilution of the existing equity holders;

•	Each common share issued by TmarPart to be exchanged for 0.00197105 new Common Shares and 0.0022510538 new Oi preferred shares;

•	The current shareholders of TmarPart to receive the same number of Oi Common Shares and Oi preferred shares as currently held by TmarPart and its wholly-owned subsidiary Valverde Participações immediately prior to the Merger; and

•	TmarPart and Valverde will cease to exist.

Under the Second Amendments to the Termination Agreements the parties thereto agreed that:

•	the termination of the of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement (together the “Shareholders’ Agreements”) will become effective upon the call of the Extraordinary Shareholders’ Meeting of Oi to vote on the Merger;

•	in the event that the Merger is not approved within 32 days of the date of the call of the Extraordinary Shareholders’ Meeting to vote on the Merger, the termination of the Shareholders’ Agreements will automatically be void; and

•	in the event that the termination of the Shareholders’ Agreements becomes void, the Shareholders’ Agreements will again come into force, in their entirety, on the 33rd day after the call of the Extraordinary Shareholders’ Meeting to vote on the Merger.

Other than as described in this statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons, however, retain their rights to acquire additional Common Shares, to sell some or all of the Common Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of June 30, 2015, the total number of issued and outstanding Common Shares is 230,295,379, excluding 55,859,940 Common Shares held in treasury, and TmarPart beneficially owns, and has the sole power to vote and dispose of, 29,054,978 Common Shares, representing 12.6% of the issued and outstanding Common Shares.

(a) & (b)	LF Tel:

As of June 30, 2015, LF Tel owns 2,826,846,254 common shares of TmarPart, representing 37.19% of the issued and outstanding common shares of TmarPart. However, pursuant to the shareholders’ agreements described in Item 6 of this Statement, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. LF Tel disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Other than as set forth in the table below, as of June 30, 2015, none of the directors and executive officers of LF Tel beneficially owns any Common Shares. LF Tel disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

LF Tel directors and executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Vice President	174

EDSP75:

As of June 30, 2015, EDSP75 owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. EDSP75 disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

EDSP75 does not have a board of directors or other similar body. Other than as set forth in the table below, as of June 30, 2015, none of the executive officers of EDSP75 beneficially owns any Common Shares. EDSP75 disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

EDSP75 executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Chief Executive Officer	174

Sayed

As of June 30, 2015, Sayed does not directly own any Common Shares and owns 50.2% of the outstanding common shares of EDSP75, which owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Sayed disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Sayed does not have a board of directors or other similar body. Other than as set forth in the table below, as of June 30, 2015, none of the executive officers of Sayed beneficially owns any Common Shares. Sayed disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

Sayed executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Vice President	174

Jereissati Telecom:

As of June 30, 2015, Jereissati Telecom does not directly own any Common Shares, owns 50.0% plus one share of the outstanding common shares of Sayed, which owns 50.2% of the outstanding common shares of EDSP75, which owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Jereissati Telecom disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Other than as set forth in the table below, as of June 30, 2015, none of the directors and executive officers of Jereissati Telecom beneficially owns any Common Shares. Jereissati Telecom disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

Jereissati Telecom directors and executive officers:	Number of Common Shares held
Alexandre Jereissati Legey, Managing Officer and Investor Relations Officer	174

In addition, pursuant to the shareholders’ agreements described in Item 6 of this Statement, the Reporting Persons may be deemed to be members of a group, with AG Telecom, AGSA, PASA, Venus, PHAROL SGPS and Bratel (collectively, the “Potential Group Members”), which shares the power to vote and the power to dispose of the Common Shares beneficially owned by TmarPart. Each of the Reporting Persons disclaims membership in any such group. Pursuant to the EDSP75 Shareholders’ Agreement described in Item 6 of this Statement, Jereissati Telecom may be deemed to be a member of a group, with Bratel, which shares the power to vote and the power to dispose of the Common Shares beneficially owned by LF Tel. Jereissati Telecom disclaims membership in any such group.

The following information with respect to the Potential Group Members is based solely on information provided by TmarPart.

AGSA is the successor by merger to AGT. AGSA is a holding corporation (sociedade anônima) organized under the laws of Brazil principally engaged in managing the businesses of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil. The principal office of AGT is located at Av. do Contorno nº 8.123, Cidade Jardim, Belo Horizonte, MG, CEP 30110-937, Brazil.

PASA is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of PASA is located at Av. do Contorno nº 8.123, Cidade Jardim, em Belo Horizonte, MG, CEP 30110-937, Brazil.

Venus is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of Venus is located at Praia de Botafogo, 186, room 1401 (parte), CEP 22250-145, in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil.

AG Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of AG Telecom is located at Praia de Botafogo nº 186, room 1401 (parte), Botafogo, CEP 22250-145, Rio de Janeiro, RJ, Brazil.

PHAROL SGPS is a limited liability holding company organized under the laws of the Portuguese Republic principally engaged, through its subsidiaries, in providing telecommunications services. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel is a corporation organized under the laws of the Federative Republic of Brazil principally engaged, through its subsidiaries, in managing the investments of Portugal Telecom, directly and indirectly, in the Issuer. The principal executive offices of Bratel are located at Rua Cubatão, 320, 4th floor, São Paulo, Brazil.

To the knowledge of the Reporting Persons, based solely on information provided by TmarPart, during the last five years, none of the Potential Group Members has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The information set forth in Item 2 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraph at the end thereof:

Second Amendments to the Termination Agreements

On July 22, 2015, (1) the parties to the Global Shareholders’ Agreement executed the Second Amendment to the Termination of the Global Shareholders’ Agreement and (2) the parties to the Control Group Shareholders’ Agreement executed the Second Amendment to the Termination of the Control Group Shareholders’ Agreement. Each of these amendments is described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Second Amendments to the Termination Agreements are summaries only and are qualified in their entirety by the terms of the Second Amendments to the Termination Agreements, which are filed as Exhibit 99.26 and Exhibit 99.27, respectively to this Amendment and are incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated September 8, 2014 (incorporated by reference to Exhibit 99.1 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.03 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.6	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.6 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.7	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.8	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.8 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.9	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.10	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.11	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.07 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.12	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 99.12 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.13	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.08 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.14	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 99.14 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.15	Shareholders Agreement of PASA Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.16	Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.10 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.17	Second Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of September 8, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 99.17 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.18	Termination of the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.11 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.19	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., PASA Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.20	Amendment to the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.13 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.21	Second Amendment to Shareholders Agreement of EDSP75 Participações S.A., dated as of September 8, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 99.21 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.22	Termination of the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A., (English translation) (incorporated by reference to Exhibit 3.14 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.23	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.15 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.24	Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of September 8, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 99.25 of Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 17, 2014 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.25	Second Amendment, dated as of March 31, 2015, to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 99.25 of Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on April 16, 2015 by Jereissati Telecom S.A., Sayed RJ Participações S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.26	Second Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of July 22, 2015, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation)

Exhibit 99.27	Second Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of July 22, 2015, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Pharol, SGPS S.A. (English translation)

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

Jereissati Telecom S.A.

By:	/s/ Fernando Magalhães Portella
Name:	Fernando Magalhães Portella
Title:	Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name:	Alexandre Jereissati Legey
Title:	Vice President and Investor Relations Officer

Sayed RJ Participações S.A.

By:	/s/ Fernando Magalhães Portella
Name:	Fernando Magalhães Portella
Title:	Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name:	Alexandre Jereissati Legey
Title:	Vice President

EDSP75 Participações S.A.

By:	/s/ Alexandre Jereissati Legey
Name:	Alexandre Jereissati Legey
Title:	Chief Executive Officer

By:	/s/ Sidnei Nunes
Name:	Sidnei Nunes
Title:	Vice President

LF TEL S.A.

By:	/s/ Fernando Magalhães Portella
Name:	Fernando Magalhães Portella
Title:	Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name:	Alexandre Jereissati Legey
Title:	Vice President